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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                                   PRIMARK
                                 CORPORATION
                  -----------------------------------------
            (Exact name of registrant as specified in its charter)


              MICHIGAN                                   38-2383282
 -----------------------------------       -------------------------------------
    (State or other jurisdiction            (I.R.S. Employer Identification No.)
  of incorporation or organization)




                            1000 WINTER STREET, SUITE
                                      4300
                             WALTHAM, MASSACHUSETTS
                                     02154
                   ------------------------------------------
               (Address of principal executive offices) (Zip Code)


If this form relates to the registration of a      If this form relates to the registration
class of debt securities and is effective          of a class of debt securities and is to
upon filing pursuant to General Instruction        become effective simultaneously with the
A (c) (1) please check the following box.          effectiveness of a concurrent
                                                   registration statement under the
                                                   Securities Act of 1933 pursuant to
                                                   General Instruction A ( c) (2) please
                                                   check the following box.



       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

      COMMON STOCK PURCHASE RIGHTS                       NYSE, PSE
-----------------------------------------     ----------------------------------
(Title of each class to be so registered)     (Name of each exchange on which
                                                 each class is to be registered)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE
                                      ----
                                (Title of class)
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

On May 28, 1997, the Board of Directors of Primark Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, no par value (the "Common Stock"), to stockholders of record at the close of business on the expiration date of the Prior Rights Agreement (the "Prior Rights Agreement"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price (the "Purchase Price") of $138.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent, filed as Exhibit 4.1 and incorporated herein by reference. The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of Stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock unless such Distribution Date is delayed by the Board of Directors of the Company in conjunction with the extension of the redemption period described below.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after January 25, 1998 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 25, 2008, unless, in either case, earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that, at any time following the Distribution Date, (i) a Person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent



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directors determine to be fair and adequate to and otherwise in the best interests of the Company and its shareholders), or (ii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, each holder of a Right will thereafter have the right to receive, upon exercise, one share of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) in exchange for 10% of the then current market price of the Common Stock as calculated pursuant to the Rights Agreement. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (ii) subject to certain specified exceptions 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Common Stock on the last trading date prior to the date of exercise.

In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time until ten days following the Stock Acquisition Date. At any time prior to the expiration of the redemption period, the Board of Directors may extend the redemption period (and, in connection therewith, delay the Distribution Date) for such time as they deem appropriate. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares


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of Common Stock in a transaction or series of transactions not involving the
Company. Immediately upon the action of the Board of Directors ordering redemption with, where required, the concurrence of the Continuing Directors, of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

The term "Continuing Directors" means any member of the Board of Directors who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of such Acquiring Person or any representative of the foregoing entities.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that a Triggering Event should occur.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

As of May 31, 1997 there were 25,881,017 shares of Common Stock issued and outstanding, of which 2,200,000 are unregistered but will be registered by October 18, 1997, and 1,349,000 shares held in the treasury. As of May 31, 1997, approximately 6,574,710 shares of Common Stock were issuable under the Company's stock option and employee benefit plans, of which 1,000,000 are unregistered and will be registered according to the terms of a Registration Rights Agreement dated January 7, 1997. In addition, the Company anticipates registering approximately 2,000,000 shares related to an employee stock purchase plan prior to December 31, 1997.



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Each outstanding share of Common Stock on January 25, 1998 will receive one
Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement. As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date. Initially, 28,000,000 shares of Common Stock (or such other number of shares equal to the number of outstanding shares of Common Stock on the close of business on January 25, 1988) will be reserved for issuance upon the exercise of Rights.


ITEM 2. EXHIBITS

EXHIBIT
NUMBER       DESCRIPTION

  4.1 Rights Agreement dated May 29, 1997 between Primark Corporation and BankBoston, N.A., as Rights Agent, which includes, as Exhibit A, the Rights Certificate and as Exhibit B, the Summary of Rights to Purchase Common Stock. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after a Distribution Date (as such term is defined in the Rights Agreement.)




                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                              PRIMARK CORPORATION

Date:  June 19, 1997                          By:  /s/ STEPHEN H. CURRAN
                                                   -----------------------------

                                                         Stephen H. Curran
                                                    Executive Vice President and
                                                      Chief Financial Officer
                                                   (Principal Financial Officer)




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